HealthCor Catalio Acquisition Corp.

55 Hudson Yards, 28th Floor

New York, NY 10001

September 29, 2021

VIA EDGAR

Attention:	Jeanne Baker

David Gessert

Joe McCann

Nudrat Salik

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Re:	HealthCor Catalio Acquisition Corp. Registration Statement on Form S-4 Filed August 30, 2021 File No. 333-259148

Ladies and Gentlemen:

This letter sets forth the response of HealthCor Catalio Acquisition Corp. (the “Company” or “HealthCor”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated September 21, 2021, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-4 Filed August 30, 2021

The Business Combination Agreement

Background of the Business Combination, page 111

1.	Staff’s Comment:

We note your response to prior comment 7 but are unable to locate changes addressing the comment. As previously requested, please revise the Background of the Business Combination section to identify the representatives of Hyperfine, Liminal and/or 4Catalyzer who were involved in discussions with HealthCor and/or Jefferies throughout the course of the negotiations.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 123 and 124 of the Revised Registration Statement.

2.	Staff’s Comment:

We note the revisions made in response to prior comment 10 and we reissue the comment in part. Please expand to clarify why HealthCor's model reflected a materially reduced valuation ($570 million) of Hyperfine and Liminal as compared to the one initially proposed on April 13 by Hyperfine and Liminal (in excess of $800 million).

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 124 of the Revised Registration Statement.

3.	Staff’s Comment:

We note your response to prior comment 13 but are unable to locate changes addressing the comment. As previously requested, please revise the April 13 entry to clarify the actual combined dollar valuation proposed by Hyperfine and Liminal, and tell us whether that proposal provided separate valuations for Hyperfine and Liminal.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 123 of the Revised Registration Statement.

Certain Projected Financial Information, page 117

4.	Staff’s Comment:

We note your response to comment 15. Please address the following:

•	It appears that one of the material assumptions underlying projected revenue growth is the expected recurring revenue from the subscription-based business. Specifically, as the base of installed units grows, the cumulative carry-over effect will result in increased revenue each successive year as the business continues to grow. Please further expand your disclosures to further discuss the assumptions underlying the different projected revenue streams, which appear to be unit sales and subscription- based services; and

•	As previously requested, please explain how management and the Board considered and relied upon these projections, particularly in light of the limited historical commercial operations of Hyperfine, Inc. and Liminal Sciences, Inc.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 26, 27, 126, 129, 130 and 131 of the Revised Registration Statement.

The sources of revenue for the business as reflected in the Projections, and previously described, are primarily attributed to the sale of the Hyperfine Swoop portable MRI scanners and its associated hosted software that allows image storage, image viewing, data processing & analysis, and AI applications. Specifically, Hyperfine’s business model provides for two purchase options. A customer can purchase the device, at which point revenue is recognized upfront and then there is a required hosted software subscription typically recognized over a 36-month term. Alternatively, a customer can purchase a full subscription in which the device ownership is maintained by the company and the subscription fee covers the use of the device and hosted software subscription services, which is recognized over a 36-month term.

As previously disclosed on page 130 of the Revised Registration Statement, the device placements were based on an understanding of the number of U.S.-based hospitals and the estimated uptake within the hospitals understanding that over time each hospital could potentially use three devices to cover the intensive care unit, emergency room, and operating room. Further, as previously disclosed, the Projections anticipated international expansion beginning in 2022.

It is through these device placements and required hosted software subscription services that Hyperfine generates both device and service revenue. Given the nature of subscription-based services, any unit sold in a particular year will continue to derive revenue for a minimum of 36 months. Thus, each year, the units sold are added to the opening number of units in the following year and generate revenue ratably along with new sales within the current year leading to a steep revenue trajectory within a rapidly growing business.

5.	Staff’s Comment:

We note your response to prior comments 17, 18 and 19 but are unable to locate changes that address the comments. As previously requested, please revise to address the following:

•	Clarify whether the financial projections disclosed here were the only projections or material financial information that Hyperfine and Liminal presented to the HealthCor board for purposes of negotiating the terms of the Business Combination Agreement. If not, please disclose such information, forecasts and/or projections;

•	Describe how the parties were able to negotiate what proved to be the final valuations and reach agreement on other material terms in May if HealthCor did not receive financial projections from Hyperfine and Liminal until June 10;

•	Disclose what the HealthCor board did with the projections it received and whether it used these same projections, or altered ones, in its financial model(s) and analyses.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 124 and 129 of the Revised Registration Statement.

Recommendation of HealthCor's Board of Directors, page 124

6.	Staff’s Comment:

We note your response to prior comment 20 but are unable to locate changes made in response. As previously requested, please revise to clarify here whether HealthCor’s Board conducted any financial analysis or analyses that support its determination that the merger is in the best interests of shareholders and its recommendation to vote for the business combination, or advise.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 126, 127, 129 and 137 of the Revised Registration Statement.

U.S. Federal Income Tax Considerations, page 153

7.	Staff’s Comment:

We note the revisions you made in response to prior comment 21. We further note that counsel does not appear to opine on whether or not HealthCor is likely to be classified as a PFIC and, if so, what the material tax consequences to U.S. Holders will be. Counsel's opinion should not assume the tax consequence at issue or any legal conclusion underlying the opinion. Please revise the tax opinion and related sections accordingly. Refer to Staff Legal Bulletin No. 19, Part III.C.3 for guidance.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 17, 85, 86, 97 and 174 of the Revised Registration Statement.

Counsel respectfully advises the Staff that it does not base its opinion set forth in the Form S-4 and Exhibit 8.1 on whether or not Healthcor is a PFIC. Counsel has made revisions to the Form S-4 to clarify that counsel is unable to express an opinion on Healthcor’s qualification as a PFIC due to the fact intensive nature of the inquiry and that the status cannot be determined until after the close of such taxable year, as noted in Staff Legal Bulletin No. 19, Part III.C.1 and footnote 43 and 44 thereunder. We believe this approach is consistent with market practice and seen in many precedents, including Consonance-HFW Acquisition Corp. (File No. 333-256146, CIK No. 0001824893), which was cited to counsel by the Staff as an example.

Unaudited Pro Forma Condensed Combined Financial Information, page 164

8.	Staff’s Comment:

We note your response to comment 27. It appears that the pro forma statements of operations do not include certain expenses that are not expected to have a continuing impact, including nonrecurring management compensation expense discussed in Notes 3(h) and (i) on page 174 and transaction costs discussed in Note 3(b) on page 171. We remind you of the updated pro forma financial information guidance provided in SEC Release 33-10786, which amended Article 11 of Regulation S-X, under which it would appear these expenses should be reflected in your pro forma statements of operations. Please revise your pro forma statements of operations or further advise. Refer to 11-02 (a)(6)(i)(B) of Regulation S-X.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. Although Notes 3(h) and 3(i) are related to expenses which are not expected to have a continuous effect on the combined results, these adjustments were reflected in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 in compliance with SEC Release No. 33-10786.

The transaction costs which are discussed in the Note 3(b) are related to the following:

•	Adjustments 3(b)(1) through 3(b)(3) are related to the payment of the deferred underwriting commission and other transaction costs which have already been recognized in the historical financial statements of the combining companies;

•	Adjustment 3(b)(4) is related to the payment of other costs which are expected to be incurred through the deal close and are deemed to be incremental and directly attributable to the Business Combination and as such are capitalizable within equity. Thus, there is no corresponding adjustment for these costs in the unaudited pro forma condensed combined statements of operations;

•	Adjustment 3(b)(5) is related to recognition of certain costs of Hyperfine, which are capitalized as an asset in the historical financial statements of Hyperfine and which are deemed to be incremental and directly attributable to the Business Combination, as a reduction to the transaction proceeds. Thus, there is no corresponding adjustment for these costs in the unaudited pro forma condensed combined statements of operations.

9.	Staff’s Comment:

We note your response to comment 28. The most significant adjustments on your pro forma statements of operations are for compensation expense related to various equity awards. In this regard, please address the following:

•	We continue to believe additional disclosures should be provided to discuss the most significant underlying assumptions used to determine the compensation expense in Note 3(f), 3(g), and 3(h)(2). For example in Note 3(f), you note that the grant date fair value of the awards were estimated using the Monte Carlo simulation; however it is not clear what significant assumptions were used in the simulation to arrive at the grant date fair value; and

•	It appears that adjustment 3(f) only reflects certain Earn-Out shares discussed on page 168. Please further clarify in your disclosures the amount of shares included in this adjustment as well as how you determined which shares to include.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 185, 192 and 193 of the Revised Registration Statement.

10.	Staff’s Comment:

We note your response to comment 36. Your response indicates that the only recent equity issuances were Hyperfine options granted in April 2021 and Liminal options granted in May 2021. As previously requested, please help us better understand how the fair value of the common stock of Hyperfine and Liminal which was used to to value these issuances reconciles to the valuations as indicated based on the terms of the Business Combination. Please also clarify whether these are the options discussed in Note 3(h)(2) to the pro forma statements of operations.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. Hyperfine granted options on April 14, 2021 to various employees and consultants in the normal course of business. The fair value of these options utilized a common stock value based on a February 2021 Section 409A valuation performed by its external valuation firm utilizing a Backsolve Option Pricing methodology as discussed further below. In addition to these grants, additional grants were made on April 27, 2021 to Hyperfine’s new Chief Executive Officer and to Hyperfine’s new Chairman of the Board. It is these grants to the Chief Executive Officer and to the Chairman that are discussed in Note 3(h)(2) to the pro forma condensed combined statements of operations. The Company also notes that no expense has been recognized for these awards in the operating results of the company to date given there existed a performance condition in the award that had not yet been deemed probable.

As noted in our previous response, the difference between the value of the common stock as utilized in the April 14, 2021 grants and valuation indicated by the terms of the Business Combination is primarily attributable to the following factors:

•	The February 2021 Section 409A valuation utilized the Backsolve Option Pricing methodology ("OPM") to determine the total equity value of Hyperfine as implied by Hyperfine's recent Series D preferred stock financing that began in October 2020 with a final closing in February 2021. The total equity value was then allocated to the various equity classes taking into account Hyperfine's capital structure and the rights and preferences of each class of shares, and then assumed reasonable inputs for the other OPM variables (i.e., expected time to liquidity, volatility, and risk-free rate). The total equity value was then iterated in the model until the model output value for the equity class sold in a recent financing round equals the price paid in that round. A 25% discount for lack of marketability was then applied to the value of a common share.

•	The value for the Business Combination is the value that HealthCor is willing to pay for Hyperfine and Liminal based on negotiations with Hyperfine's and Liminal's management. In contrast, Hyperfine's February 2021 valuation of common stock was based on the most recent preferred stock financing and reflected the price that various unrelated external third parties were willing to pay for an unmarketable preferred interest in Hyperfine.

•	At the time of the April 2021 grants, there was nothing materially different with respect to the fundamentals of the business from the last Section 409A valuation performed in February 2021 utilizing the most recent Series D financing. A standard Backsolve Option Pricing methodology was used. More specifically, no additional technical milestones had been achieved, no significant customer agreements had been signed, and there were no firm third party financing commitments or other binding commitments to acquire the company.

•	The timeline for entering into the Business Combination Agreement, which is described in the “Background of the Business Combination” section of the Revised Registration Statement, indicates that it was in early April 2021 that Jefferies LLC introduced representatives of HealthCor to each of Hyperfine and Liminal through 4Catalyzer. On April 15, 2021, HealthCor was given access to Hyperfine’s and Liminal’s data room to commence its due diligence review. Over the next several weeks, a highly negotiated process took place considering the information presented and provided to HealthCor that resulted in a non-binding letter of intent (“LOI”) being presented on May 26, 2021, reflecting a purchase price for Hyperfine and Liminal of $570 million. This ultimately led to the execution of the definitive Business Combination Agreement on July 7, 2021.

•	It is important to note that from April 2021 through the execution of the LOI and then through the execution of the Business Combination Agreement, there were no fundamental changes to either Hyperfine or Liminal. HealthCor was in search of a business to acquire based on specific attributes, which are described in “HealthCor’s Board of Directors’ Reasons for the Approval of the Business Combination” in the Revised Registration Statement. Specifically, HealthCor was seeking businesses that it believes are harnessing transformative technology, have strong intellectual property, have competitive advantage in the markets in which they operate, and which can benefit from access to additional capital as well as its industry relationships and expertise, among other things. While HealthCor had access to Hyperfine's due diligence data room in April 2021, HealthCor's due diligence and the parties' discussions in determining Hyperfine's and Liminal's value at that time were in a nascent stage. That HealthCor would conclude that Hyperfine and Liminal would satisfy its criteria was not known or knowable at or prior to this time. Given that Hyperfine and Liminal met all or substantially all of these criteria, it was primarily these factors that warranted a step-up in value outside of any fundamental changes in the operations of the businesses.

The Company respectfully submits that the above factors explain and reconcile the change in valuation from February 2021 to the time of the Business Combination.

Business of Hyperfine and Liminal, page 183

11.	Staff’s Comment:

We note your response to prior comment 31 related to the principal purposes for the business combination and PIPE proceeds. Please expand your disclosure to describe the approximate amount intended for each such purpose.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 204 of the Revised Registration Statement.

Potential market expansion, page 190

12.	Staff’s Comment:

We note the revisions you made in response to prior comment 32 on pages 195 and 196, in particular the disclosure in the second paragraph on page 196 that "Liminal has not commercialized or obtained regulatory authorization for any of its products and its operations to date have been limited to developing its technology and products." Please expand your disclosure to provide potential investors an adequate basis for assessing where you believe you are in the development and regulatory approval process with respect to your expansion opportunities in the area of a brain sensing platform and MRI robotic guided intervention.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 212 and 218 of the Revised Registration Statement.

Exclusive License Agreements with The General Hospital Corporation (d/b/a Massachusetts General Hospital), page 207

13.	Staff’s Comment:

We note your response to prior comment 34 that Hyperfine will be obligated to pay MGH a percentage "in the low double digits." Please revise to disclose the rate Hyperfine will be obligated to pay within a ten percentage point range.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 228 of the Revised Registration Statement.

Management Following the Business Combination, page 241

14.	Staff’s Comment:

We note your response to prior comment 30. Please revise to clarify whether any of the executive officers or directors following the business combination have worked with the Liminal business and how many current Liminal executive officers and directors will join the combined company.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 204 of the Revised Registration Statement.

Basis of Presentation and Principles of Combination, page F-38

15.	Staff’s Comment:

We note your response to comment 38. Please also confirm that Hyperfine and Liminal were under common control for the entire periods for which combined financial statements have been presented.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and confirms that Hyperfine and Liminal were under common control for the entire periods for which combined financial statements have been presented.

Note 2. Summary of Signficant Accounting Policies Inventories, page F-41

16.	Staff’s Comment:

We note your response to comment 39. Please address the following:

•	Your disclosures on page F-49 indicate that manufacturing overhead costs primarily include the allocation of labor costs incurred related to inventory acquired or produced but not sold during the respective period. Please better clarify the nature of these labor costs; and

•	Please help us better understand why charges associated with writing inventory down to lower of cost or net realizable value are also included in overheads rather than being recorded directly in cost of sales.

•	As previously requested, please explain herein or within Management’s Discussion and Analysis, why you had $213,000 write down in inventory during the year ended December 31, 2020 as this inventory was purchased during the same period.

Refer to ASC 330-10-30.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. In response to the first part of the Staff’s comment, these costs represent wages, taxes and benefits for five employees involved in the manufacturing process. Certain of these employees perform manufacturing and warehousing logistics coordination activities and the remaining employees perform material sourcing activities.

In response to the second part of the Staff’s comment, as a result of the cost of the units exceeding the selling price, manufacturing overhead charges are pooled together as they are incurred but are then immediately recognized in cost of sales via an allocation to either the Cost of Sales – Devices or Cost of Sales – Service lines. The charges associated with writing inventory down to net realizable value are included in manufacturing overheads merely to facilitate the allocation of these costs amongst the Cost of Sales – Devices and Cost of Sales – Service lines on the income statement.

In response to the third part of the Staff’s comment, the Company has revised the disclosure on page 252 of the Revised Registration Statement. As previously noted, Hyperfine purchases completed MRI units from Benchmark at a cost in excess of its selling price of $50,000. Therefore, the Company recognizes a lower of cost or net realizable value write down on these units immediately upon being received into inventory, which resulted in the $213,000 write down.

*****

We respectfully request the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Debbie P. Yee, P.C. of Kirkland & Ellis LLP at (713) 836-3630 or Sean T. Wheeler, P.C. of Kirkland & Ellis LLP at (713) 836-3427 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

HEALTHCOR CATALIO ACQUISITION CORP.

By:	/s/ Art Cohen
Name: Art Cohen
Title: Chief Executive Officer

Enclosures

cc:	Debbie P. Yee (Kirkland & Ellis LLP)
Sean T. Wheeler (Kirkland & Ellis LLP)